Exhibit 99.3

Greenbrook TMS Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three and nine-month periods ended September 30, 2022 and 2021

November 8, 2022

TABLE OF CONTENTS

BASIS OF PRESENTATION	3
CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	5
OVERVIEW	5
KEY HIGHLIGHTS AND RECENT DEVELOPMENTS	6
FACTORS AFFECTING OUR PERFORMANCE	8
COMPONENTS OF OUR RESULTS OF OPERATIONS	9
FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	12
RESULTS OF OPERATIONS	13
Analysis of Results for Q3 2022 and YTD 2022	14
EBITDA AND ADJUSTED EBITDA	18
RECONCILIATION OF NON-IFRS MEASURES	18
RECONCILIATION OF ACCOUNTS RECEIVABLE	22
QUARTERLY FINANCIAL INFORMATION	22
LIQUIDITY AND CAPITAL RESOURCES	24
INDEBTEDNESS	25
Off-Balance Sheet Arrangements	27
Related Party Transactions	27
Risks and Uncertainties	28
DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	30
Share Information	31
Critical Accounting Estimates	31
ADDITIONAL INFORMATION	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”) provides information concerning the financial condition and results of operations of Greenbrook TMS Inc. (the “Company”, “Greenbrook”, “us” or “we”). This MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2022 and 2021, including the related notes thereto, and our audited consolidated financial statements, including the related notes thereto, for the fiscal years ended December 31, 2021, 2020 and 2019, and the related MD&A. The financial information contained in this MD&A is derived from the financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

BASIS OF PRESENTATION

Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting, as issued by the IASB. Our fiscal year is the 12-month period ending December 31. The next fiscal year will occur in the 12-month period ending December 31, 2022.

All references in this MD&A to “Q3 2022” are to our fiscal quarter for the three-month period ended September 30, 2022 and all references to “Q3 2021” are to our fiscal quarter for the three-month period ended September 30, 2021. All references in this MD&A to “Q2 2022” are to our fiscal quarter for the three- month period ended June 30, 2022, all references in this MD&A to “Q1 2022” are to our fiscal quarter for the three- month period ended March 31, 2022, all references in this MD&A to “Q1 2021” are to our fiscal quarter for the three-month period ended March 31, 2021 and all references to “Q4 2021” are to our fiscal quarter for the three-month period ended December 31, 2021. All references in this MD&A to “YTD 2022” or “year-to-date 2022” are to the nine-month period ended September 30, 2022 and all references to “YTD 2021” or “year-to-date 2021” are to the nine-month period ended September 30, 2021. All references in this MD&A to “Fiscal 2021” are to our fiscal year ended December 31, 2021 and all references in this MD&A to “Fiscal 2022” are to our fiscal year ending December 31, 2022.

Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURES AND INDUSTRY METRICS

This MD&A makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA”, “Adjusted EBITDA” and “Same-Region Sales Growth” (each as defined below). These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and industry metrics in the evaluation of issuers. However, we caution you that “Adjusted EBITDA” and “Same-Region Sales Growth” may be defined by us differently than by other companies. Our management also uses non-IFRS measures and industry metrics to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes, adjusted for share-based compensation expenses (comprising share-based compensation and the re-valuation of equity-based conversion instruments) and one-time expenses. We believe our Adjusted EBITDA metric is a meaningful financial metric as it measures the ability of our current TMS Center (as defined below) operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, which do not have an impact on the operating performance of our existing TMS Center network. The IFRS measurement most directly comparable to Adjusted EBITDA is loss attributable to common shareholders of Greenbrook. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers and the expansion of the Spravato Program® (as defined below). We have retrospectively calculated Adjusted EBITDA for Q3 2021 and YTD 2021 to reflect this change (see “Reconciliation of Non-IFRS Measures” below).

“EBITDA” is a non-IFRS measure that is defined as net income (loss) before amortization, depreciation, interest expenses, interest income and income taxes. The IFRS measurement most directly comparable to EBITDA is loss attributable to common shareholders of Greenbrook.

“Same-Region Sales Growth” is a non-IFRS metric that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the same period of the prior year. This metric reflects growth achieved through marketing and operational focus to increase volumes at existing TMS Centers as well as growth achieved through the opening of additional TMS Centers within established management regions. For information regarding how we define our management regions, see “Overview”. Our established management regions are defined as management regions containing open TMS Centers all of which have performed billable TMS (as defined below) services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Within a management region we focus on increasing patient volume in addition to assessing individual TMS Center locations on a standalone basis. As a result, we will from time to time establish a TMS Center that may, over the short term, negatively impact the patient volume at another TMS Center, but which is expected to add incremental patient volume to the management region as a whole in an economically beneficial manner. We believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth within regional management areas and the growth achieved by adding TMS Center density within established management regions. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

See “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of the foregoing non-IFRS measures to their most directly comparable measures calculated in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Some of the information contained in this MD&A, including the Company’s expectations regarding the expansion of the Spravato® (esketamine nasal spray) offering (the “Spravato® Program”) and our potential to enhance profit margins and diversify total revenue, the impact of the Achieve TMS East/Central Acquisition (as defined below) on our business, the impact of the Success TMS Acquisition (as defined below) and the Madryn Credit Facility (as defined below) on our business, our expansion opportunities, our expectations regarding our liquidity and available financing, and our expectations of future results, performance, achievements, prospects or opportunities, constitutes “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this MD&A. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information contained in this MD&A as a result of various factors.

Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, macroeconomic factors such as inflation and recessionary conditions, as well as the factors discussed in the “Risks and Uncertainties” section of this MD&A. Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s Annual Report on Form 20-F dated March 31, 2022 in respect of the fiscal year ended December 31, 2021 (the “Annual Report”). These factors are not intended to represent a complete list of the factors that could affect us or our ability to achieve the anticipated benefits from the Success TMS Acquisition and the Madryn Credit Facility; however, these factors should be considered carefully.

The purpose of the forward-looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking information contained herein. To the extent any forward-looking information in this MD&A constitutes future-oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose. Future-oriented financial information and financial outlook, as with forward-looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors. Furthermore, unless otherwise stated, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

OVERVIEW

We are a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders. Our predecessor, TMS NeuroHealth Centers Inc. (“TMS US”) was established in 2011 to take advantage of the opportunity created through the paradigm-shifting technology of TMS, an FDA-cleared, non-invasive therapy for the treatment of MDD. In 2018, our TMS Centers began offering treatment for obsessive compulsive disorder. Our business model takes advantage of the opportunity for a new, differentiated service channel for the delivery of TMS – a patient-focused, centers-based service model to make treatment easily accessible to all patients while maintaining a high standard of care.

After opening our first center in 2011 in Tysons Corner in Northern Virginia, we have grown to control and operate a network of outpatient mental health service centers that specialize in TMS treatment (each, a “TMS Center”) across the United States. We offer TMS treatment facilities in convenient locations to provide easy access to patients and clinicians. As at September 30, 2022, the Company owned and operated 183 TMS Centers in the Commonwealths of Massachusetts, Virginia and Pennsylvania and the States of Maryland, Delaware, North Carolina, Missouri, Illinois, Ohio, Texas, Connecticut, Florida, South Carolina, Michigan, Alaska, Oregon, California, Iowa, New Jersey, Nevada and Wisconsin.

Our regional model seeks to develop leading positions in key regional markets, leveraging operational efficiencies by combining smaller local TMS treatment centers that are strategically located within a single region for convenient patient and clinician access, with regional management infrastructure in place to support center operations. Management regions typically cover a specific metropolitan area that meets a requisite base population threshold. The management region is typically defined by a manageable geographic area in terms of size, which facilitates the use of regional staff working across the various TMS Center locations within the management region, and which resides within a marketing capture area that allows for efficiencies in advertising cost. Management regions often have similar economic characteristics and are not necessarily defined by state lines, other geographic borders, or differentiating methods of services delivery, but rather are defined by a functional management area.

In Q1 2021, we commenced offering Spravato® (esketamine nasal spray) at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. See “Key Highlights and Recent Developments—Spravato® Program” below.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

During Q3 2022, the Success TMS Acquisition added significant operating scale and top-line growth to the business and allowed us to achieve record quarterly consolidated revenue as well as our highest quarterly treatment volumes and consultations performed to date. During the quarter, management also continued to focus on integration of the combined business and the execution of near-term operational synergies in an effort to accelerate the Company’s timeline to profitability, including by reducing our TMS Center footprint by seven TMS Centers.

Driven predominantely by the completion of the Success TMS Acquisition in Q3 2022 and the Achieve TMS East/Central Acquisition in Q4 2021, quarterly revenue increased in Q3 2022 by 58% to $20.8 million as compared to $13.1 million in Q3 2021, while treatment volumes increased in Q3 2022 by 74% with 95,046 treatments performed during Q3 2022 as compared to 54,525 in Q3 2021. We also achieved a record high in quarterly consultations performed which increased by 156% to 8,797 as compared to 3,437 in Q3 2021, which we believe will provide strong momentum into the fourth quarter of Fiscal 2022.

Concurrent with the Success TMS Acquisition, we also entered into the Madryn Credit Facility, effectively recapitalizing the combined business in an effort to move toward EBITDA positive operations and accelerate our timeline to profitability. See “—Recapitalization Through Debt Financing” below.

We anticipate that our record highs in quarterly consultations and patient treatment starts and the continued roll-out of our Spravato® Program will be a catalyst for accelerated future growth.

We believe that mental health remains a key focus in the United States, and the unmet demand for treatment is at an all-time high. We believe our business fundamentals remain sound and that our network of TMS Centers has the capacity to serve this unmet need.

Acquisition of Success TMS

On July 14, 2022, we, through our wholly-owned U.S. subsidiary, TMS US, completed the acquisition of all of the issued and outstanding equity interests in Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”) from its parent company, Success Behavioral Holdings LLC (the “Success TMS Acquisition”) pursuant to a Membership Interest Purchase Agreement dated as of May 15, 2022 (the “Purchase Agreement”) by and among the Company, Success TMS and its direct and indirect owners, including Success Behavioral Holdings LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”).

As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of the Company (“Common Shares”), and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or the Company, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such Common Shares issued as consideration to the Seller Parties, including the Common Shares deposited in escrow, collectively, the “Consideration Shares”). The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Consideration Shares. As contemplated by the Purchase Agreement, the Company also entered into a registration rights agreement with the Seller Parties, dated as of July 14, 2022, which provides the Seller Parties with certain customary registration rights in connection with the resale of the Consideration Shares, once the lock-up restrictions have expired.

As contemplated by the Purchase Agreement, the Company also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the board of directors of the Company (the “Board”) for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Investor Rights Agreement, Mr. Klein has been appointed to the Board as the board nominee, effective on July 14, 2022, immediately following completion of the Success TMS Acquisition. Mr. Klein has also joined the Company as Chief Operating Officer.

Success TMS is one of the largest providers of TMS therapy in the United States. Since founding its first TMS center in Florida in 2018, Success TMS has grown to 47 locations and has provided us with a new presence in additional states, which also represents new management regions, in Illinois, New Jersey, Nevada and Pennsylvania, which we believe will serve as a foundation for future growth within these regions (see “Cautionary Note Regarding Forward-Looking Information”).

Recapitalization Through Debt Financing

On July 14, 2022, the Company entered into a credit agreement (the “Madryn Credit Agreement”) for a $75 million secured credit facility (the “Madryn Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities.

The Madryn Credit Facility provides the Company with a $55 million term loan (the “Term Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to incur up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. All amounts borrowed under the Madryn Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The terms of the Madryn Credit Facility require us to satisfy various affirmative and negative covenants including consolidated minimum revenue and minimum liquidity covenants that become effective September 30, 2022 and July 14, 2022, respectively. See “Indebtedness” for further details.

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility (as defined below) and terminated the Oxford Credit Facility. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS in connection with the Success TMS Acquisition.

Spravato® Program

The roll-out of our Spravato® Program at select TMS Centers continued through Q3 2022, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders. We have managed to leverage excess capacity in certain of our TMS Centers through the Spravato® Program which has effectively enhanced profit margins in these TMS Centers. As at September 30, 2022, we have expanded our offering of Spravato® to an additional 10 TMS Centers, bringing our total to 35 TMS Centers offering Spravato®.

FACTORS AFFECTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below. See also the “Risks and Uncertainties” section of this MD&A.

Number of TMS Centers

We believe we have a meaningful opportunity to grow the number of our TMS Centers in the United States through organic in-region growth, establishing new regions and potential future acquisitions. The opening and success of new TMS Centers is subject to numerous factors, including our ability to locate the appropriate space, finance the operations, build relationships with clinicians, negotiate suitable lease terms and local payor arrangements, and other factors, some of which are beyond our control. At the same time, we have selectively closed certain TMS Centers to maximize our profitability, which may temporarily reduce our number of active TMS Centers from quarter to quarter as we continue to aim for overall expansion of the business.

Competition

The market for TMS is becoming increasingly competitive. We compete principally on the basis of our reputation and brand, the location of our centers, the quality of our TMS and other mental health services and the reputation of our partner clinicians. In the markets in which we are operating, or anticipate operating in the future, competition predominantly consists of individual clinicians that have a TMS device, an FDA-regulated medical device specifically manufactured to transmit the magnetic pulses required to stimulate the cortical areas in the brain to effectively treat MDD and other mental health disorders (a “TMS Device”), in their office and who can offer TMS therapy directly to their patients. We also face competition from a limited number of multi-location psychiatric practices or behavioral health groups that offer TMS therapy as part of their overall practice, as well as a few other specialist TMS providers. As we expand our mental health products and services to include Spravato®, we also face competition from mental health practitioners that provide similar offerings. We also face indirect competition from pharmaceutical and other companies that develop competitive products, such as anti-depressant medications, with certain competitive advantages such as widespread market acceptance, ease of patient use and well-established reimbursement. Our commercial opportunity could be reduced or eliminated if these competitors develop and commercialize anti-depressant medications or other treatments that are safer or more effective than TMS or Spravato®. At any time, these and other potential market entrants may develop treatment alternatives that may render our products uncompetitive or less competitive.

We are also subject to competition from providers of invasive neuromodulation therapies such as electroconvulsive therapy and vagus nerve stimulation.

Capital Management

Our objective is to maintain a capital structure that supports our long-term growth strategy, maintain creditor and customer confidence, and maximize shareholder value. We have historically raised capital from equity offerings, often with the support of our existing shareholders, and from our credit facilities. Our primary uses of capital are to finance operations, finance new center start-up costs, increase non-cash working capital and capital expenditures. We may also use capital to finance potential acquisitions. As a result of these activities, we may require additional financing in the future, and we will be required to remain in compliance with our debt covenants. See the “Liquidity and Capital Resources” and “Risks and Uncertainties” sections of this MD&A.

Industry and Reimbursement Trends

Our revenue is impacted by changes to United States healthcare laws, our clinical partners’ and contractors’ healthcare costs, the ability to secure favorable pricing structures with device manufacturers and payors’ reimbursement criteria and associated rates. In addition, the geographic distribution of our TMS Centers can impact our revenues per treatment because reimbursement rates vary from state to state.

Technology

Our revenues are affected by the availability of, and reimbursement for, new TMS indications, new technology or other novel treatment modalities (including Spravato®) and our ability to incorporate the new technology into our TMS Centers.

Segments

We evaluate our business and report our results based on organizational units used by management to monitor performance and make operating decisions on the basis of one operating and reportable segment: Outpatient Mental Health Service Centers. We currently measure this reportable operating segment’s performance based on total revenues and entity-wide regional operating income (loss).

COMPONENTS OF OUR RESULTS OF OPERATIONS

Total Revenue

Total revenue consists of service revenue attributable to the performance of treatments. In circumstances where the net patient fees have not yet been received, the amount of revenue recognized is estimated based on an expected value approach. Due to the nature of the industry and complexity of our revenue arrangements, where price lists are subject to the discretion of payors, variable consideration exists that may result in price concessions and constraints to the transaction price for the services rendered.

In estimating this variable consideration, we consider various factors including, but not limited to, the following:

•	commercial payors and the administrators of federally-funded healthcare programs exercise discretion over pricing and may establish a base fee schedule (which is subject to change prior to final settlement) or negotiate a specific reimbursement rate with an individual provider;

•	average of previous net service fees received by the applicable payor and fees received by other patients for similar services;

•	management’s best estimate, leveraging industry knowledge and expectations of third-party payors’ fee schedules;

•	factors that would influence the contractual rate and the related benefit coverage, such as obtaining pre-authorization of services and determining whether the procedure is medically necessary;

•	probability of failure in obtaining timely proper provider credentialing (including re-credentialling) and documentation, in order to bill various payors which may result in enhanced price concessions; and

•	variation in coverage for similar services among various payors and various payor benefit plans.

We update the estimated transaction price (including updating our assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period in which such variances become known.

Third-party payors include federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Variable consideration also exists in the form of settlements with these third-party payors as a result of retroactive adjustments due to audits and reviews. We apply constraint to the transaction price, such that net revenues are recorded only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in the future.

Entity-Wide Regional Operating Income (Loss) and Direct Center and Regional Costs

Regional operating income presents regional operating income on an entity-wide basis and is calculated as total revenue less direct center and regional costs. Direct center and regional costs consist of direct center and patient care costs, regional employee compensation, regional marketing expenses, and depreciation. These costs encapsulate all costs (other than incentive compensation such as share-based compensation granted to senior regional employees) associated with the center and regional management infrastructure, including the cost of the delivery of treatments to patients and the cost of our regional patient acquisition strategy.

Center Development Costs

Center development costs represent direct expenses associated with developing new TMS Centers, including small furnishings and fittings, wiring and electrical and, in some cases, the cost of minor space alterations.

Corporate Employee Compensation

Corporate employee compensation represents compensation incurred to manage the centralized business infrastructure of the Company, including annual base salary, annual cash bonuses and other non-equity incentives.

Corporate Marketing Expenses

Corporate marketing expenses represent costs incurred that impact the Company on an overall basis including investments in website functionality and brand management activities.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses represent expenses related to the corporate infrastructure required to support our ongoing business including insurance costs, professional and legal costs and costs incurred related to our corporate offices.

Share-Based Compensation

Share-based compensation represents stock options, restricted share units and performance share units granted as consideration in exchange for employee and similar services to align personnel performance with the Company’s long-term goals.

Amortization

Amortization relates to the reduction in useful life of the Company’s intangible assets that were realized as part of the Achieve TMS West Acquisition, the Achieve TMS East/Central Acquisition (each as defined below) and the Success TMS Acquisition.

Interest

Interest expense relates to interest incurred on loans and lease liabilities. Interest income relates to income realized as a result of investing excess funds into investment accounts.

Loss on Extinguishment of Loan

Loss on extinguishment of loan represents costs related to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS.

Forgiveness of Loan Payable

Forgiveness of loan payable represents a one-time gain due to the forgiveness by the U.S. Small Business Administration of the PPP Loan (as defined below) previously made to the Company under the United States Paycheck Protection Program (the “PPP”).

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure that deducts from EBITDA share-based compensation expenses and expenses that represent one-time costs incurred for purposes of enhancing the performance of the business and to achieve our TMS Center growth. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. Beginning in Fiscal 2021, we no longer adjust for center development costs because a key component of our growth strategy is to grow our business and revenues through the development and building of additional TMS Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Q3 2021 and YTD 2021 to reflect this change (see “Reconciliation of Non-IFRS Measures” below).

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS

Acquisition of Achieve TMS West

On September 26, 2019, we, through our wholly-owned subsidiary, TMS US, completed the acquisition of all of the issued and outstanding membership interests of each of Achieve TMS Centers, LLC and Achieve TMS Alaska, LLC (collectively, “Achieve TMS West”) for a purchase price of $10.8 million (excluding Achieve TMS West’s cash and subject to working capital adjustments), of which $2.6 million of the purchase price was satisfied through the issuance of an aggregate of 286,348 Common Shares to the vendors and the remainder was settled in cash, less deferred and contingent consideration of $1.3 million (the “Achieve TMS West Acquisition”).

A portion of the purchase price payable in respect of the Achieve TMS West Acquisition was subject to an earn-out based on the earnings before interest, tax, depreciation and amortization achieved by Achieve TMS West during the twelve-month period following the September 26, 2019 closing date of the Achieve TMS West Acquisition (the “Earn-Out”). The Earn-Out was confirmed to be $10.3 million, of which $3.1 million was settled through the issuance of an aggregate of 0.2 million Common Shares to the vendors on March 26, 2021. Of the remaining $7.2 million of Earn-Out consideration payable, $2.8 million was paid in cash on March 26, 2021. Certain vendors agreed to defer $4.4 million of the cash Earn-Out consideration due to them until June 30, 2021 in exchange for additional cash consideration in the aggregate amount of $0.3 million, which payment was made in full concurrently with the deferred cash payment on June 28, 2021.

Acquisition of Achieve TMS East/Central

On October 1, 2021, we completed the acquisition of Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”). The aggregate purchase price for Achieve TMS East/Central was $7.9 million, excluding Achieve TMS East/Central’s cash and subject to customary working capital adjustments. In addition, contingent consideration for the acquisition of Achieve TMS East/Central (the “Achieve TMS East/Central Acquisition”) was subject to a capped earn-out of up to an additional $2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Achieve TMS East/Central Acquisition, payable following the calculation period. As at September 30, 2022, we estimated the fair value of the purchase price payable in respect of the earn-out to be nil.

Acquisition of Success TMS

On July 14, 2022, we completed the Success TMS Acquisition. See “Key Highlights and Recent Developments—Acquisition of Success TMS” above.

Regional Development Activity

Our regional model seeks to develop leading positions in key markets, and to leverage operational efficiencies by combining smaller local treatment centers within a region under a single shared regional management infrastructure. Part of our core strategy is to continue to develop new TMS Centers within our existing regions as well as in new management regions, in each case, organically or through acquisitions of existing centers or businesses, which may affect comparability of results.

Seasonality

Typically, we experience seasonal factors in the first quarter of each fiscal year that result in reduced revenues in those quarters as compared to the other three quarters of the year. These seasonal factors include cold weather and the reset of deductibles during the first part of the year. We also typically experience a slowdown in new patient starts during the third quarter of each fiscal year as a result of summer holidays.

RESULTS OF OPERATIONS

Summary Financial Information

The following table summarizes our results of operations for the periods indicated. The selected consolidated financial information set out below has been derived from our unaudited condensed interim consolidated financial statements, and should be read in conjunction with those financial statements and the related notes thereto.

(US$)	Q3 2022 (unaudited)	Q3 2021 (unaudited)	YTD 2022 (unaudited)	YTD 2021 (unaudited)
Total revenue	20,752,105	13,130,245	48,027,560	38,150,632

Direct center and patient care costs	10,207,404	6,911,058	25,193,562	20,125,081
Regional employee compensation	5,081,645	3,115,709	11,918,622	9,170,971
Regional marketing expenses	3,176,159	1,481,272	6,581,059	4,867,188
Depreciation	3,136,369	1,373,149	6,292,913	4,309,114
Total direct center and regional costs	21,601,577	12,881,188	49,986,156	38,472,354
Regional operating (loss) income	(849,472)	249,057	(1,958,596)	(321,722)
Center development costs	215,954	203,929	562,108	667,336
Corporate employee compensation	5,156,259	3,514,477	12,211,803	10,071,740
Corporate marketing expenses	169,653	125,306	394,223	468,139
Other corporate, general and administrative expenses	4,303,486	1,506,181	7,759,607	5,145,650
Share-based compensation	2,762	221,679	315,966	631,011
Amortization	570,648	115,834	985,648	347,500
Interest expense	3,183,165	1,145,337	5,633,165	3,507,436
Loss on extinguishment of loans	2,331,917	–	2,331,917	–
Interest income	–	(3,067)	(12,230)	(5,260)
Forgiveness of loans payable	–	(3,128,596)	–	(3,128,596)
Loss before income taxes	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Income tax expense	–	–	–	–
Loss for the period and comprehensive loss	(16,783,316)	(3,452,023)	(32,140,803)	(18,026,678)
Income (loss) attributable to non-controlling interest	(421,890)	65,227	(593,545)	(107,049)
Loss attributable to the common shareholders of Greenbrook	(16,361,426)	(3,517,250)	(31,547,258)	(17,919,629)
Net loss per share (basic and diluted)	(0.59)	(0.22)	(1.49)	(1.23)

Selected Financial Position Data

The following table provides selected financial position data as at the dates indicated:

	As at September 30,		As at December 31,
(US$)	2022 (unaudited)	2021 (unaudited)	2021
Cash and restricted cash	11,148,819	26,058,288	11,949,679
Current assets (excluding cash)	17,637,031	12,929,590	12,909,746
Total assets	143,940,344	77,462,975	72,643,693
Current liabilities	38,252,188	17,349,680	18,525,723
Non-current liabilities	106,011,466	36,873,838	37,528,638
Total liabilities	144,263,654	54,223,518	56,054,361
Non-controlling interests	(2,127,559)	(823,724)	(738,105)
Total shareholders’ (deficit) equity	(323,310)	23,239,457	16,589,332

Selected Operating Data

The following table provides selected operating data as at the dates indicated:

	As at September 30,		As at December 31,
(unaudited)	2022	2021	2021
Number of active TMS Centers(1)	183	127	147
Number of TMS Centers-in-development(2)	1	4	2
Total TMS Centers	184	131	149
Number of management regions	18	13	15
Number of TMS Devices installed	338	214	234
Number of regional personnel	501	350	386
Number of shared-services / corporate personnel(3)	143	58	44
Number of TMS providers(4)	208	126	135
Number of consultations performed(5)	16,616	10,561	14,108
Number of patient starts(5)	6,474	4,762	6,429
Number of treatments performed(5)	216,151	164,870	226,286
Average revenue per treatment(5)	$222	$231	$231

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS and other mental health services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy and other mental health services from our TMS Centers.
(5)	Figure calculated for the applicable year or period ended.

Analysis of Results for Q3 2022 and YTD 2022

The following section provides an overview of our financial performance during Q3 2022 compared to Q3 2021 and during YTD 2022 compared to YTD 2021.

Total Revenue

Consolidated revenue increased to $20.8 million in Q3 2022, a 58% increase compared to Q3 2021 (Q3 2021: $13.1 million), and $48.0 million in YTD 2022, a 26% increase compared to YTD 2021 (YTD 2021: $38.2 million). This increase was predominately due to the additional active TMS Centers acquired in connection with both the Achieve TMS East/Central Acquisition and the Success TMS Acquisition which were completed in Q4 2021 and Q3 2022, respectively.

New patient starts increased to 2,848 in Q3 2022, an 87% increase compared to Q3 2021 (Q3 2021: 1,520), and increased to 6,474 in YTD 2022, a 36% increase compared to YTD 2021 (YTD 2021: 4,762). Treatment volumes in Q3 2022 were 95,046, a 74% increase compared to Q3 2021 (Q3 2021: 54,525), and were 216,151 in YTD 2022, a 31% increase compared to YTD 2021 (YTD 2021: 164,870). Consultations performed were 8,797 in Q3 2022, a 156% increase compared to Q3 2021 (Q3 2021: 3,437), and were 16,616 in YTD 2022, a 57% increase compared to YTD 2021 (YTD 2021: 10,561). The increase in new patient starts, treatment volumes and consultations performed were predominantly due to operating 183 active TMS Centers as at September 30, 2022 as compared to 127 active TMS Centers as at September 30, 2021, which increase was driven primarily by the Achieve TMS East/Central Acquisition and the Success TMS Acquisition that were completed in Q4 2021 and Q3 2022, respectively.

Same-Region Sales Growth was 17.1% in Q3 2022 as compared to 9.4% in Q3 2021, as a result of growth in our mature regions. Same-Region Sales Growth was 6.9% in YTD 2022 as compared to 14.9% in YTD 2021. The decrease in Same-Region Sales Growth during YTD 2022 as compared to YTD 2021 was predominately due to a tight labor market, coupled with high inflation, that caused a disruption in operations primarily during the first half of Fiscal 2022. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above and “—Reconciliation of Non-IFRS Measures” below.

Average revenue per treatment decreased by 10% to $218 in Q3 2022 as compared to Q3 2021 (Q3 2021: $241) and decreased by 4% to $222 in YTD 2022 as compared to YTD 2021 (YTD 2021: $231). This decrease was primarily attributable to the geographical distribution of revenue.

Accounts Receivable

Accounts receivable increased by $3.5 million to $14.4 million as at the end of Q3 2022 (Q3 2021: $10.9 million) and increased by $3.4 million as compared to the end of Q4 2021 (Q4 2021: $11.0 million). This increase was primarily due to the existing accounts receivable acquired by the Company as part of the Success TMS Acquisition.

We also continue to collect on services rendered in excess of 24 months from the date such services were rendered.

Direct Center and Regional Costs

Direct center and regional costs increased by 68% to $21.6 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $12.9 million) and by 30% to $50.0 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $38.5 million). Direct center and regional costs were comparatively high due to operating 183 active TMS Centers as at September 30, 2022 as compared to 127 active TMS Centers as at September 30, 2021.

Management also continued to focus on integration of the combined business and the execution of near-term operational synergies subsequent to the Success TMS Acquisition. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability (see “Cautionary Note Regarding Forward-Looking Information”).

Entity-Wide Regional Operating (Loss) Income

Entity-wide regional operating loss was $0.8 million during Q3 2022 as compared to an entity-wide regional operating income of $0.2 million in Q3 2021. Entity-wide regional operating loss increased by 509% to $2.0 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $0.3 million). These changes were primarily due to the increase in direct center and regional costs, partially offset by the increase in revenue as described above.

Center Development Costs

Center development costs remained consistent at $0.2 million during Q3 2022 (Q3 2021: $0.2 million) and decreased by 16% to $0.6 million during YTD 2022 (YTD 2021: $0.7 million). The decrease in center development costs in YTD 2022 as compared to YTD 2021 was a result of a decrease in the number of TMS Centers developed during YTD 2022 as compared to YTD 2021, partially offset by the minimal incremental costs associated with establishing the Spravato® Program at select additional TMS Centers during the period.

Corporate Employee Compensation

Corporate employee compensation incurred to manage the centralized business infrastructure of the Company increased by 47% to $5.2 million during Q3 2022 (Q3 2021: $3.5 million) and increased by 21% to $12.2 million during YTD 2022 (YTD 2021: $10.1 million). The increase in corporate employee compensation in Q3 2022 and YTD 2022 is predominately due to the Success TMS Acquisition and the re-valuation of deferred and performance share units as a result of fluctuations in the Company’s share price.

Corporate Marketing Expenses

Corporate marketing expenses increased by 35% to $0.2 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $0.1 million) and decreased by 16% to $0.4 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $0.5 million). These changes were primarily a result of the timing of discretionary spending which includes $0.1 million in corporate marketing expenses relating to the Success TMS Acquisition during Q3 2022.

Other Corporate, General and Administrative Expenses

Other corporate, general and administrative expenses increased by 186% to $4.3 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $1.5 million) and by 51% to $7.8 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $5.1 million). These increases were predominantly due to an increase in one-time professional and legal fees related to the Success TMS Acquisition, the re-valuation of the Conversion Instruments (as defined below) in connection with the Madryn Credit Facility as well as Success TMS integration and related expenses (see “Adjusted EBITDA and One-Time Expenses” below).

Following completion of the Success TMS Acquisition, management also continued to focus on integration of the combined business and the execution of near-term operational synergies. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability (see “Cautionary Note Regarding Forward-Looking Information”).

Share-Based Compensation

Share-based compensation decreased by 99% to $0.002 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $0.2 million) and decreased by 50% to $0.3 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $0.6 million). The decrease was predominantly due to the timing and fair value of stock options granted to key personnel to ensure retention and long-term alignment with the goals of the Company.

Amortization

Amortization increased by 393% to $0.6 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $0.1 million) and increased by 184% to $1.0 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $0.3 million). These changes were primarily a result of the intangible assets acquired by the Company in connection with the Achieve TMS East/Central Acquisition and the Success TMS Acquisition.

Interest

Interest expense increased by 178% to $3.2 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $1.1 million) and increased by 61% to $5.6 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $3.5 million). The increase in interest expense in Q3 2022 and YTD 2022 as compared to Q3 2021 and YTD 2021 was primarily due to the addition of new lease liabilities in connection with the Success TMS Acquisition and the execution of our regional growth strategy as well as interest expense incurred in connection with the Madryn Credit Facility.

Interest income was nil during Q3 2022 (Q3 2021: $0.003 million) and $0.01 million during YTD 2022 (YTD 2021: $0.005 million). The increases were primarily a result of a decrease in the amount of excess funds invested during Q3 2022 and YTD 2022 as compared to Q3 2021 and YTD 2021, respectively.

Loss on Extinguishment of Loans

Loss on extinguishment of loans was $2.3 million during Q3 2022 and YTD 2022 as compared to nil in Q3 2021 and YTD 2021, due to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS.

Forgiveness of Loans Payable

Forgiveness of loans payable decreased to nil during Q3 2022 and YTD 2022 as compared to $3.1 million in each of Q3 2021 and YTD 2021. The forgiveness of loan payable represents a one-time gain due to the forgiveness by the U.S. Small Business Administration of the PPP Loan which occurred in Q3 2021.

Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook

The loss for the period and comprehensive loss increased by 386% to $16.8 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $3.5 million) and increased by 78% to $32.1 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $18.0 million). These increases were predominately due to increases in entity-wide regional operating loss, corporate employee compensation and other corporate general and administrative expenses as a result of incurring duplicative and one-time costs of the combined business subsequent to the Success TMS Acquisition arising from operational synergies not yet executed, interest expense and loss on extinguishment of loans (see “ —Direct Center and Regional Costs”, “ —Entity-Wide Regional Operating (Loss) Income” , “ —Corporate Employee Compensation”, “ —Other Corporate, General and Administrative Expenses”, “ —Interest”, and “ —Loss on Extinguishment of Loans” above).

The loss attributable to the common shareholders of Greenbrook increased by 365% to $16.4 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $3.5 million). The loss attributable to the common shareholders of Greenbrook increased by 76% to $31.5 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $17.9 million). This increase was predominantly due to the factors described above impacting net losses.

Adjusted EBITDA and One-Time Expenses

The Adjusted EBITDA loss position increased by 24% to $3.8 million during Q3 2022 as compared to Q3 2021 (Q3 2021: $3.1 million) and by 15% to $11.9 million during YTD 2022 as compared to YTD 2021 (YTD 2021: $10.3 million). The increase in the Adjusted EBITDA loss position is due to the increase in the loss attributable to the common shareholders of Greenbrook as a result of incurring duplicative costs of the combined business subsequent to the Success TMS Acquisition arising from operational synergies not yet executed and changes in one-time costs incurred during Q3 2022 and YTD 2022 as compared to Q3 2021 and YTD 2021. See “—Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above and “—Reconciliation of Non-IFRS Measures” below.

EBITDA AND ADJUSTED EBITDA

The table below presents our EBITDA and Adjusted EBITDA for the periods indicated:

(US$)	Q3 2022 (unaudited)	Q3 2021(1) (unaudited)	YTD 2022 (unaudited)	YTD 2021(1) (unaudited)
EBITDA	(9,471,244)	(885,997)	(18,647,762)	(9,760,839)
Adjusted EBITDA	(3,832,751)	(3,097,211)	(11,858,706)	(10,280,194)

Note:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Q3 2021 and YTD 2021 to reflect this change.

For a definition of EBITDA and Adjusted EBITDA, see “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” above. For quantitative reconciliations of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook, see “Reconciliation of Non-IFRS Measures” immediately below.

RECONCILIATION OF NON-IFRS MEASURES

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the periods presented:

(US$)	Q3 2022 (unaudited)	Q3 2021(1) (unaudited)	YTD 2022 (unaudited)	YTD 2021(1) (unaudited)
Loss attributable to the common shareholders of Greenbrook	(16,361,426)	(3,517,250)	(31,547,258)	(17,919,629)
Add the impact of:
Interest expense	3,183,165	1,145,337	5,633,165	3,507,436
Amortization	570,648	115,834	985,648	347,500
Depreciation	3,136,369	1,373,149	6,292,913	4,309,114
Less the impact of:
Interest income	–	(3,067)	(12,230)	(5,260)
EBITDA	(9,471,244)	(885,997)	(18,647,762)	(9,760,839)
Add the impact of:
Share-based compensation	1,933,280	221,679	2,246,484	631,011
Add the impact of:
Deferral payment expense in relation to Achieve TMS West cash Earn-Out consideration owed	–	–	–	300,000
Nasdaq listing related professional and legal fees	–	–	–	451,105
Forgiveness of loans payable	–	(3,128,596)	–	(3,128,596)
Loss on extinguishment of loan(2)	2,331,917	–	2,331,917	–
Withdrawn Public Offering related professional and legal fees(3)	–	273,561	–	804,983
Achieve TMS East/Central Acquisition related professional and legal fees	–	422,142	–	422,142
Success TMS Acquisition related professional and legal fees	530,130	–	1,265,225	–
Madryn Credit Facility related professional and legal fees	(102,264)	–	–	–
Success TMS related integration and related expenses	945,430	–	945,430	–
Adjusted EBITDA	(3,832,751)	(3,097,211)	(11,858,706)	(10,280,194)

Notes:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Q3 2021 and YTD 2021 to reflect this change.
(2)	Loss on extinguishment of loan relates to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS. Due to their nature, these are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(3)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions (the “Withdrawn Public Offering”). Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

Quarterly Adjusted EBITDA Reconciliation

The table below illustrates a reconciliation of loss attributable to the common shareholders of Greenbrook to EBITDA and Adjusted EBITDA for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q3 2022	Q2 2022	Q1 2022	Q4 2021(1)	Q3 2021(1)	Q2 2021(1)	Q1 2021(1)	Q4 2020(1)
Loss attributable to the common shareholders of Greenbrook	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)
Add the impact of:
Interest Expense	3,183,165	1,220,689	1,229,311	1,254,007	1,145,337	1,334,187	1,027,912	745,579
Amortization	570,648	207,500	207,500	207,500	115,834	115,833	115,833	115,834
Depreciation	3,136,369	1,586,560	1,569,984	1,529,892	1,373,149	1,461,631	1,474,334	1,454,680
Less the impact of:
Interest income	–	(9,943)	(2,287)	(9,429)	(3,067)	(11)	(2,182)	(2,572)
EBITDA	(9,471,244)	(4,343,043)	(4,833,475)	(3,849,889)	(885,997)	(3,864,185)	(5,010,657)	(6,078,109)
Add the impact of:
Share-based compensation	1,933,280	63,882	249,322	248,428	221,679	203,362	205,970	135,476
Add the impact of:
Deferral payment expense in relation to Achieve TMS West cash Earn-Out consideration owed	–	–	–	–	–	–	300,000	–
Earn-out consideration	–	–	–	–	–	–	–	1,024,429
Nasdaq listing related professional and legal fees	–	–	–	–	–	240,761	210,344	600,485
Equity Financing related professional and legal fees	–	–	–	273,561	–	531,422	–	–
Forgiveness of loans payable	–	–	–	–	(3,128,596)	–	–	–
Loss on extinguishment of loan(2)	2,331,917	–	–	–	–	–	–	–
Withdrawn Public Offering related professional and legal fees(3)	–	–	–	(273,561)	273,561	–	–	–
Internal controls assessment professional and legal fees	–	–	–	31,840	–	–	–	–
Achieve TMS East/Central Acquisition related professional and legal fees	–	–	–	3,864	422,142	–	–	–
Success TMS Acquisition related professional and legal fees	530,130	643,247	91,848	–	–	–	–	–
Madryn Credit Facility related professional and legal fees	(102,264)	102,264	–	–	–	–	–	–
Success TMS related integration and related expenses	945,430	–	–	–	–	–	–	–
Adjusted EBITDA	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)	(4,294,343)	(4,317,719)

Notes:

(1)	Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Q4 2020 through Q4 2021, inclusive, to reflect this change.
(2)	Loss on extinguishment of loan relates to the extinguishment of the Oxford Credit Facility, as well as the extinguishment of a loan previously held by Success TMS. Due to their nature, these are considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.
(3)	On June 25, 2021, the Company elected to withdraw its previously announced public offering of Common Shares in light of market conditions. Due to their nature, professional and legal fees associated with the Withdrawn Public Offering are also considered one-time costs and, accordingly, have been excluded from Adjusted EBITDA.

We believe that Adjusted EBITDA provides a meaningful financial metric to investors as it measures the ability of our current TMS Center operations to generate earnings while eliminating the impact of one-time expenses and share-based compensation expenses, none of which have an impact on the operating performance of our existing TMS Center network. One-time expenses include professional and legal fees associated with our Nasdaq listing, the Success TMS Acquisition, the Madryn Credit Facility and the Achieve TMS East/Central Acquisition, Success TMS integration and related expenses, the costs related to the loss on extinguishment of loans and forgiveness of loans payable as well as the deferred payment costs with respect to the Earn-Out consideration in connection with the Achieve TMS West Acquisition.

In addition, we present Same-Region Sales Growth, which is a non-IFRS measure that we calculate as the percentage change in sales derived from our established management regions in a certain financial period as compared to the sales from the same management regions in the corresponding period of the prior year. As a result, when we calculate Same-Region Sales Growth for a particular comparative period (e.g., Q3 2022 vs Q3 2021), the total amount of same-region sales revenue for the comparative period in the prior year (e.g., for Q3 2021) may differ compared to the total amount of same-region sales revenue that we had calculated in the comparative period, e.g., in the event that certain management regions that had been excluded in the comparative period are considered established management regions in the current period. This is necessary in order for us to present a more meaningful percentage of sales growth as it ensures that the same management regions are being included in both periods for each calculation of Same-Region Sales Growth. Other than for purposes of the reconciliation tables below, we do not present same-region sales revenue as an independent non-IFRS measure because the management regions that are included may vary from period-to-period. We refer you to our revenues as reported under IFRS and as discussed elsewhere in this MD&A for a discussion and analysis of our revenues on a consolidated basis. However, we believe Same-Region Sales Growth is a useful metric to investors because it helps quantify our sales growth (as a percentage change) within established management areas that are relevant for the comparative period and, accordingly, enables us to present the growth achieved by adding TMS Center density within these established management regions by taking into account sales attributable to recently acquired management regions or regions that we do not consider to be “established” or “mature”, i.e., those in which none of the TMS Centers have performed billable TMS services for a period of at least one full year prior to the more recent period of the two financial periods that are compared in calculating Same-Region Sales Growth. Our Same-Region Sales Growth is unique to our financial management strategy and may not be comparable to non-IFRS measures used by other companies.

The tables below illustrate a reconciliation of total revenue to Same-Region Sales Growth for the periods presented:

Q3 2022 SAME-REGION SALES GROWTH

(unaudited) (US$)	Q3 2022	Q3 2021
Revenue	20,752,105	13,130,245
Less the impact of regions not yet mature(1):
Massachusetts	(829,727)	–
Iowa	(212,711)	–
Illinois	(750,088)	–
Nevada	(397,307)	–
New Jersey	(2,001,305)	–
Pennsylvania	(1,181,777)	–
Same-Region Sales Revenue	15,379,190	13,130,245
Same-Region Sales Growth	17.1%

Note:

(1)	These regions were acquired as part of the Achieve TMS East/Central Acquisition on October 1, 2021 or the Success TMS Acquisition on July 14, 2022 and therefore were not present in Q3 2021. As TMS Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to September 30, 2022, they have been excluded from the calculation.

YTD 2022 SAME-REGION SALES GROWTH

(unaudited) (US$)	YTD 2022	YTD 2021
Revenue	48,027,560	38,150,632
Less the impact of regions not yet mature(1):
Massachusetts	(2,480,481)	–
Iowa	(440,156)	–
Illinois	(750,088)	–
Nevada	(397,307)	–
New Jersey	(2,001,305)	–
Pennsylvania	(1,181,777)	–
Same-Region Sales Revenue	40,776,446	38,150,632
Same-Region Sales Growth	6.9%

Note:

(1)	These regions were acquired as part of the Achieve TMS East/Central Acquisition on October 1, 2021 and the Success TMS Acquisition on July 14, 2022 and therefore were not present in YTD 2021. As TMS Centers in these regions have not performed billable TMS services, subsequent to being acquired, for a period of at least one full year prior to September 30, 2022, they have been excluded from the calculation.

Q3 2021 SAME-REGION SALES GROWTH

For purposes of calculating Q3 2021 Same-Region Sales Growth, there were no management regions excluded in either Q3 2021 or Q3 2020, and accordingly, same-region sales revenue is equal to revenue for both periods:

(unaudited) (US$)	Q3 2021	Q3 2020
Revenue	13,130,245	12,006,570
Same-Region Sales Revenue	13,130,245	12,006,570
Same-Region Sales Growth	9.4%

YTD 2021 SAME-REGION SALES GROWTH

For purposes of calculating YTD 2021 Same-Region Sales Growth, there were no management regions excluded in either YTD 2021 or YTD 2020, and accordingly, same-region sales revenue is equal to revenue for both periods:

(unaudited) (US$)	YTD 2021	YTD 2020
Revenue	38,150,632	33,215,627
Same-Region Sales Revenue	38,150,632	33,215,627
Same-Region Sales Growth	14.9%

RECONCILIATION OF ACCOUNTS RECEIVABLE

A quantitative reconciliation of accounts receivable in respect of the three and nine-month periods ended September 30, 2022 and 2021, and the year ended December 31, 2021 is provided below, which includes a quantification of the adjustment to variable consideration estimate resulting from the additional price concessions which were deemed necessary:

(US$)	Q3 2022 (unaudited)	Q3 2021 (unaudited)	YTD 2022 (unaudited)	YTD 2021 (unaudited)	Fiscal 2021 (unaudited)
Opening accounts receivable balance as at the period opening date	9,805,095	10,793,064	10,997,389	10,708,062	10,708,062
Accounts receivable acquired as part of the Success TMS Acquisition	3,522,315	–	3,522,315	–	–
Revenue recognized based on expected value	22,531,797	13,357,580	52,179,553	40,773,063	55,716,778
Adjustment to variable consideration estimate	(1,779,692)	(227,335)	(4,151,993)	(2,622,431)	(3,518,694)
Payments received	(19,677,712)	(12,979,281)	(48,145,461)	(37,914,666)	(51,908,757)
Ending accounts receivable balance at the period end date	$14,401,803	$10,944,028	$14,401,803	$10,944,028	$10,997,389

QUARTERLY FINANCIAL INFORMATION

Selected Quarterly Financial Information

The following table summarizes the results of our operations for the eight most recently completed fiscal quarters:

(unaudited) (US$)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Revenue	20,752,105	14,210,309	13,065,146	14,047,452	13,130,245	13,707,212	11,313,175	9,913,552
Regional operating income (loss)	(849,472)	(71,075)	(1,038,049)	43,741	249,057	921,339	(1,492,118)	(2,050,168)
Net loss attributable to common shareholders of Greenbrook	(16,361,426)	(7,347,849)	(7,837,983)	(6,831,859)	(3,517,250)	(6,775,825)	(7,626,554)	(8,391,630)
Adjusted EBITDA(1)	(3,832,751)	(3,533,650)	(4,492,305)	(3,565,757)	(3,097,211)	(2,888,640)	(4,294,343)	(4,317,719)
Net loss per share – Basic(2)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)
Net loss per share – Diluted(2)	(0.59)	(0.41)	(0.44)	(0.34)	(0.22)	(0.48)	(0.56)	(0.60)

Note:

(1)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures and Industry Metrics” and “Reconciliation of Non-IFRS Measures - Quarterly Adjusted EBITDA Reconciliation” above. Beginning in Fiscal 2021, we no longer adjust for center development costs in our presentation of Adjusted EBITDA because a key component of our growth strategy is to grow our business and revenue through the development and building of additional TMS Centers and the expansion of the Spravato Program®. We have retrospectively calculated Adjusted EBITDA for Q4 2020 through Q4 2021, inclusive, to reflect this change.
(2)	The Company has retrospectively presented the number of Common Shares and net loss per share calculations reflecting the number of Common Shares following the consolidation of our Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, which was implemented by the Company effective February 1, 2021.

Selected Quarterly Operating Data

The following table provides selected operating data for the periods indicated:

(unaudited)	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Number of active TMS Centers(1)	183	144	146	147	127	122	119	116
Number of TMS Centers-in-development(2)	1	–	2	2	4	7	9	9
Total TMS Centers	184	144	148	149	131	129	128	125
Number of management regions	18	15	15	15	13	13	13	13
Number of TMS Devices installed	338	234	234	234	214	209	201	198
Number of regional personnel	501	328	340	386	350	343	317	305
Number of shared-services / corporate personnel(3)	143	66	68	44	58	51	49	49
Number of TMS providers(4)	208	164	161	135	126	124	116	117
Number of consultations performed(5)	8,797	4,318	3,501	3,547	3,437	3,533	3,591	3,587
Number of patient starts(5)	2,848	1,809	1,817	1,667	1,520	1,659	1,583	1,428
Number of treatments performed(5)	95,046	62,038	59,067	61,416	54,525	58,219	52,126	54,408
Average revenue per treatment(5)	$218	$229	$221	$229	$241	$235	$217	$182

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS and other mental health services during the applicable period.
(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.
(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.
(4)	Represents clinician partners that are involved in the provision of TMS therapy and other mental health services from our TMS Centers.
(5)	Figures calculated for the applicable period ended.

Analysis of Quarterly Results

New patient starts were 2,848 in Q3 2022, representing a 57% quarter-over-quarter increase as compared to Q2 2022 (Q2 2022: 1,809). Treatment volumes were 95,046 in Q3 2022, representing a 53% quarter-over-quarter increase as compared to Q2 2022 (Q2 2022: 62,038). Consultations also reached a record quarterly high of 8,797 in Q3 2022, representing a 104% quarter-over-quarter increase as compared to Q2 2022 (Q2 2022: 4,318). These increases were predominantly due to the completion of the Success TMS Acquisition in Q3 2022 (see “Factors Affecting the Comparability of Our Results—Acquisition of Success TMS” above).

We achieved quarterly consolidated revenue of $20.8 million in Q3 2022, representing a 46% quarter-over-quarter increase as compared to Q2 2022 (Q2 2022: $14.2 million). Average revenue per treatment was $218 in Q3 2022, representing a decrease of 5% as compared to Q2 2022 (Q2 2022: $229). The increase in consolidated revenue was attributable to an increase in quarterly treatments performed in Q3 2022 as compared to Q2 2022, predominately as a result of the completion of the Success TMS Acquisition in Q3 2022 (see “Factors Affecting the Comparability of Our Results—Acquisition of Success TMS” above), partially offset by a decrease in reimbursement rates due to a change in the geographical distribution of revenue.

We experienced an increase in entity-wide regional operating loss of $0.8 million in Q3 2022 (Q2 2022: $0.1 million), primarily as a result of incurring duplicative costs of the combined business subsequent to the Success TMS Acquisition arising from additional operational synergies not yet executed, offset by an increase in revenue in Q3 2022 as compared to Q2 2022. We believe we will be able to continue to execute on further near-term operational synergies to accelerate the Company’s timeline to profitability (see “Cautionary Note Regarding Forward-Looking Information”).

The loss attributable to the common shareholders of Greenbrook was $16.4 million in Q3 2022, representing a 123% quarter-over-quarter increase as compared to Q2 2022 (Q2 2022: $7.3 million), primarily as a result of incurring duplicative costs of the combined business subsequent to the Success TMS Acquisition arising from additional operational synergies not yet executed, offset by an increase in revenue in Q3 2022 as compared to Q2 2022.

We believe that we will be able to achieve further near-term operational synergies resulting from the Success TMS Acquisition in an effort to accelerate the Company’s timeline to profitability (see “Cautionary Note Regarding Forward-Looking Information”).

LIQUIDITY AND CAPITAL RESOURCES

Overview

Since inception, we have financed our operations primarily from equity offerings, credit facilities and revenue generated from our TMS Centers. Our primary uses of capital are to finance operations, finance new TMS Center development costs, increase non-cash working capital and fund investments in our centralized business infrastructure. We have also used capital to finance acquisitions and may continue to do so in the future. Our objectives when managing capital are to ensure that we will continue to have enough liquidity to provide services to our customers and provide returns to our shareholders. Cash is held primarily in U.S. dollars.

As part of our annual budgeting process, we evaluate our estimated annual cash requirements to fund planned expansion activities and working capital requirements of existing operations. Based on this budget, historical cash flow analysis and considering our anticipated cash flows from regional operations and our holdings of cash, as of the date of this MD&A, we believe that we have sufficient capital to meet our future operating expenses, capital expenditures and future debt service requirements for at least the next 12 months. However, our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our ability to source external funding, our future operating performance, which will be affected by the velocity of our regional development strategy, our ability to meet our debt covenants, and general economic, financial and other factors, including factors beyond our control such as inflation and recessionary conditions. See “Cautionary Note Regarding Forward-Looking Information”, “Risks and Uncertainties” and “Factors Affecting our Performance” in this MD&A.

Analysis of Cash Flows for YTD 2022

The following table presents our cash flows for each of the periods presented:

(US$)	YTD 2022	YTD 2021
Net cash generated from (used in) operating activities	(9,970,212)	(11,803,430)
Net cash generated from financing activities	9,200,124	27,482,846
Net cash generated from (used in) investing activities	219,228	(9,477,870)
Increase (decrease) in cash	(550,860)	6,201,546

Cash Flows used in Operating Activities

For YTD 2022, cash flows used in operating activities (which includes the full cost of developing new TMS Centers) totaled $10.0 million, as compared to $11.8 million in YTD 2021. The decrease in cash flows used in operating activities is primarily attributable to changes in non-cash working capital resulting from the timing of payments, offset by increased collection activity and increased losses (see “Loss for the Period and Comprehensive Loss and Loss for the Period Attributable to the Common Shareholders of Greenbrook” above).

Cash Flows generated from Financing Activities

For YTD 2022, cash flows generated from financing activities amounted to $9.2 million as compared to $27.5 million generated in YTD 2021. This change is primarily driven by the net bank loans advanced in relation to the Madryn Credit Facility in YTD 2022 as compared to the net proceeds of $23.5 million and $13.2 million on the issuance of Common Shares in connection with securities offerings that were completed during YTD 2021, in addition to an increase in lease liability interest expense and lease payments in YTD 2022 as compared to YTD 2021.

Cash Flows generated from (used in) Investing Activities

For YTD 2022, cash flows generated from investing activities totaled $0.2 million as compared to cash flows used in investing activities of $9.5 million in YTD 2021, which primarily relates to the release of the deferred consideration held in an escrow account upon satisfying all escrow conditions and the Earn-Out consideration in relation to the Achieve TMS West Acquisition in YTD 2021 which did not recur in YTD 2022. See “Factors Affecting the Comparability of our Results—Acquisition of Achieve TMS West” above.

INDEBTEDNESS

Madryn Credit Facility

On July 14, 2022, the Company entered into a credit agreement for a $75 million secured credit facility with Madryn and its affiliated entities. The Madryn Credit Facility provides the Company with a $55 million term loan (the “Term Loan”), which was funded on closing. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. All amounts borrowed under the Madryn Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Madryn Credit Facility matures over 63 months and provides for four years of interest-only payments. The Company has granted general security over all assets of the Company in connection with the performance and prompt payment of all obligations of the Madryn Credit Facility.

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of $3.0 million. In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of September 30, 2022, we are in compliance with these covenants; however, we can provide no assurance that we will remain in compliance in the future. See “Risks and Uncertainties”. The Madryn Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

In accordance with the terms of the Madryn Credit Agreement, Greenbrook has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to $5 million of the outstanding principal amount of the Term Loan into Common Shares at a price per share equal to $1.90 (representing a 15% premium to the 30-day volume weighted average trading price of the Common Shares as of the closing date of the transaction), subject to customary anti-dilution adjustments and approval of the TSX prior to each such issuance.

Uses of Madryn Credit Facility in Q3 2022

On July 14, 2022, the Company used approximately $15.4 million of the proceeds from the Madryn Credit Facility to repay in full the outstanding balance owing under the Oxford Credit Facility (as defined below), as well as prepayment fees and legal fees incurred, and terminated the Oxford Credit Facility. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS. The Company subsequently used $2.9 million to normalize vendor payment aging resulting from cash management practices prior to strengthening our balance sheet and made a $2.3 million cash investment due to a lag in working capital from the continued development of Success TMS center locations. After financing fees and closing costs of $3.1 million, the remaining balance of the proceeds in respect of the Madryn Credit Facility totaled $16.2 million.

Oxford Credit Facility

On December 31, 2020, the Company entered into a credit and security agreement (the “Oxford Credit Agreement”) in respect of a $30 million credit facility (“Oxford Credit Facility”) with Oxford Finance LLC (the “Lender”).

As consideration for providing the Oxford Credit Facility, we issued 51,307 common share purchase warrants (the “Lender Warrants”), each exercisable for one Common Share at an exercise price of C$11.20 per Common Share, to the Lender. To date, none of the Lender Warrants have been exercised. The Lender Warrants will expire on December 31, 2025.

In connection with entering into the Madryn Credit Facility on July 14, 2022, the Company repaid in full the outstanding balance owing under the Oxford Credit Facility and terminated the Oxford Credit Agreement. See “—Madryn Credit Facility” above.

Other Indebtedness

During the year ended December 31, 2018, the Company assumed loans from four separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. The TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other strategic investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 10% with average monthly blended interest and capital payments of $1,575 and mature or have matured, as applicable, during the years ended or ending December 31, 2019 to December 31, 2023, as the case may be. There are no covenants associated with these loans. The loans related to one of the banking institutions were repaid during the fiscal year ended December 31, 2019 (“Fiscal 2019”).

During Fiscal 2019, the Company assumed loans from two separate banking institutions that were previously extended for the purchase of TMS Devices to non-controlling interest holder partners. These TMS Device loans were assumed as part of partnerships with local physicians, behavioral health groups or other investors, which own minority interests in certain TMS Center subsidiaries. These TMS Device loans bear an average interest rate of 13% with average monthly blended interest and capital payments of $1,756 and matured during Fiscal 2021. There are no covenants associated with these loans. The loans were repaid during Fiscal 2021.

During the period ended September 30, 2022, the Company assumed loans as part of the Success TMS Acquisition from three separate financing companies for the purchase of TMS Devices. These TMS Device loans bear an average interest rate of 9.3% with average monthly blended interest and capital payments of $1,556 and mature during the years ending December 31, 2023 to December 31, 2025. There are no covenants associated with these loans.

During YTD 2022, the Company repaid TMS Device loans totalling $0.1 million (YTD 2021: $0.05 million).

During YTD 2022, the Company assumed two promissory notes totaling $0.2 million, bearing interest of 5% per annum with a maturity date of December 31, 2025. In addition, on July 14, 2022, in connection with the Success TMS Acquisition the Company assumed the obligation of Success TMS to repay a promissory note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. This promissory note totals $2.1 million bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of these three promissory notes (collectively, the “Promissory Notes” and each, a “Promissory Note”) as at September 30, 2022 was $2.4 million (December 31, 2021 – nil). During YTD 2022, the Company paid $0.03 million towards these Promissory Notes (YTD 2021: nil).

Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of September 30, 2022:

(unaudited)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Loans Payable(1)	92,246,456	5,952,592	13,560,814	72,733,050	–
Rental Leases(2)	51,544,254	7,593,654	13,827,073	12,365,884	17,757,643
Device Leases(3)	37,264,226	9,402,224	16,064,118	8,325,247	3,472,637
Total	181,054,936	22,948,470	43,452,005	93,424,181	21,230,280

Notes:

(1)	Loans payable relate to undiscounted cash flows for loans, including the Madryn Credit Facility, TMS Device loans, and the Promissory Notes as at September 30, 2022, inclusive of principal and interest. We expect to satisfy our loans payable with cash from operations.
(2)	Rental leases relate to the undiscounted cash flows of all future payments for all rental agreements. We expect to satisfy these obligations with cash from operations.
(3)	Device leases relate to the undiscounted cash flows of all future payments for all device agreements. We expect to satisfy these obligations with cash from operations.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions.

Related Party Transactions

Greybrook Capital Inc.

During Q3 2022 and YTD 2022, the Company recognized $0.004 million in other corporate, general and administrative expenses (Q3 2021: 0.03 million, YTD 2021: $0.1 million). As at September 30, 2022, nil was included in accounts payable and accrued liabilities related to payables for Greybrook Capital Inc.

Benjamin Klein

During Q3 2022 and YTD 2022, the Company recognized $0.01 million in other corporate, general and administrative expenses (Q3 2021 and YTD 2021: nil). As at September 30, 2022, $0.04 million was included in accounts payable and accrued liabilities related to payables for Benjamin Klein and entities he owns.

On July 14, 2022, in connection with the Success TMS Acquisition, the Company assumed the obligation of Success TMS to repay one Promissory Note to Benjamin Klein, who is a significant shareholder, officer and director of the Company. The Promissory Note totals $2.1 million and bears interest at a rate of 10% per annum and matures on May 1, 2024. The carrying value of this Promissory Note as at September 30, 2022 was $2.1 million (December 31, 2021 – nil). During YTD 2022, the Company paid $0.03 million towards this Promissory Note (YTD 2021: nil).

Other Agreements with Related Parties

We have also entered into certain customary investor rights and registration rights agreements with certain of our shareholders who have a nominee appointed to our Board. For additional information on these related party agreements, please refer to the Annual Report, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. See also “Key Highlights and Recent Developments—Acquisition of Success TMS” above.

Risks and Uncertainties

We are exposed to a variety of financial risks in the normal course of our business, including currency, interest rate, credit, and liquidity risks, as well as macroeconomic factors such as inflation and recessionary conditions. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Risk management is carried out under practices approved by the Board. This includes identifying, evaluating and hedging financial risks based on requirements of our organization. Our Board provides guidance for overall risk management, covering many areas of risk including interest rate risk, credit risk, liquidity risk and currency risk.

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Annual Report, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, as well as the risk factors described below.

Macroeconomic Risk

Macroeconomic conditions may adversely affect our business. Demand for our services may be impacted by weak economic conditions, inflation, stagflation, recession, equity market volatility or other negative economic factors in the United States. Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. Accordingly, inflation may have a negative impact on our future results of operations, which may be materially adverse. Further, as recessionary conditions develop, our suppliers and other third-party partners may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our patients’ demands or collect revenue or otherwise could harm our business. Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our patients, suppliers and creditors and might cause us to not be able to continue to access preferred sources of liquidity when we would like, and our borrowing costs could increase. These adverse macroeconomic conditions may also negatively impact patient spending ability, which in turn may negatively impact our revenues. Thus, if general macroeconomic conditions deteriorate, our business and financial results could be materially and adversely affected.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. We are exposed to credit risk from patients and third-party payors including federal and state agencies (under the Medicare programs), managed care health plans and commercial insurance companies. Our exposure to credit risk is mitigated in large part by the fact that the majority of our accounts receivable balances are receivable from large, creditworthy medical insurance companies and government-backed health plans.

Based on the Company’s industry, none of the accounts receivable is considered “past due”. Furthermore, the payors have the ability and intent to pay, but price lists for the Company’s services are subject to the discretion of payors. As such, the timing of collections is not linked to increased credit risk. The Company continues to collect on services rendered in excess of 24 months from the date such services were rendered.

Liquidity Risk

Liquidity risk is the risk that we may encounter difficulty in raising funds to meet our financial commitments or can only do so at an excessive cost. We aim to ensure there is sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and our ability to raise capital from existing or new investors and/or lenders. We have historically been able to obtain financing from supportive shareholders and other sources when required; however, we can provide no assurance that such shareholders will continue to provide similar financing in the future.

Debt Compliance Risk

The terms of the Madryn Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Success TMS Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of US$3.0 million. We can provide no assurance that we will be able to meet the revenue targets that require us to remain in compliance with the foregoing covenant.

In addition, the Madryn Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Madryn Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. As of September 30, 2022, we are in compliance with these covenants; however, we can provide no assurance that we will remain in compliance in the future. A failure by us to comply with the covenants specified in the Madryn Credit Agreement could result in an event of default under the agreement, which would give Madryn the right to terminate their commitments to provide additional loans under the Madryn Credit Facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. If the debt under the Madryn Credit Agreement were to be accelerated, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could materially and adversely affect our business, financial condition and results of operations.

Currency Risk

Currency risk is the risk to our earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. We have minimal exposure to currency risk as substantially all of our revenue, expenses, assets and liabilities are denominated in U.S. dollars. We pay certain vendors and payroll costs in Canadian dollars from time to time, but due to the limited size and nature of these payments they do not expose us to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to changes in interest rates on our cash and long-term debt.

For additional information, see Note 18 of our unaudited condensed interim consolidated financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 for a qualitative and quantitative discussion of our exposure to these market risks.

DISCLOSURE CONTROLS & PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

There has been no change in the Company’s disclosure controls and procedures that occurred during the three and nine months ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal Controls Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. In designing such controls, it should be recognized that, due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

There has been no change in the Company’s ICFR that occurred during the three and nine months ended September 30, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Share Information

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As of September 30, 2022, there were 29,436,545 Common Shares (which includes 2,908,665 Common Shares held in escrow in connection with the Success TMS Acquisition) and nil preferred shares issued and outstanding. In addition, there were 796,334 stock options and 51,307 Lender Warrants, each representing a right to acquire one Common Share, issued and outstanding. ; and the Conversion Instruments issued to Madryn and certain of its affiliates permit such holders to exchange such Conversion Instruments for up to an aggregate of 2,631,579 Common Shares. As of the date hereof, assuming exercise and exchange of all outstanding options, Lender Warrants and Conversion Instruments, there would be 32,915,765 Common Shares issued and outstanding on a fully-diluted basis.

Critical Accounting Estimates

There have been no changes to the Company’s critical accounting estimates and judgements since the fiscal year ended December 31, 2021, except as noted below.

Going Concern:

We have experienced losses since inception and has negative cash flow from operating activities of $10.0 million for the nine months ended September 30, 2022 (nine months ended September 30, 2021 – negative cash flow from operating activities of $11.8 million).

On December 31, 2020, the Company entered into the Oxford Credit Facility. On July 14, 2022, the Company entered the Madryn Credit Facility. Approximately $15.4 million of the proceeds from the Madryn Credit Facility was used to repay in full the outstanding balance owing under the Oxford Credit Facility and the Company terminated the Oxford Credit Facility effective July 14, 2022. As a result, the Company is no longer required to be in compliance with the financial covenants under the Oxford Credit Agreement on a go-forward basis. Concurrently, the Company used approximately $15.1 million of the proceeds from the Madryn Credit Facility to repay various loans previously held by Success TMS.

Upon closing of the Madryn Credit Facility, the Company drew a $55 million term loan under the Madryn Credit Facility. In addition, the Madryn Credit Facility permits the Company to draw up to an additional $20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. The terms of the Madryn Credit Facility require the Company to satisfy various financial covenants including a minimum liquidity and minimum consolidated revenue amounts that become effective on July 14, 2022 and September 30, 2022, respectively. A failure to comply with these covenants, or failure to obtain a waiver for any non-compliance, would result in an event of default under the Madryn Credit Facility and would allow Madryn to accelerate repayment of the debt, which could materially and adversely affect the business, results of operations and financial condition of the Company. As at September 30, 2022, the Company is in compliance with the various financial covenants required under the Madryn Credit Facility.

Although the Company believes it will become cash flow positive in the future, the timing of this is uncertain. The Company has historically been able to obtain financing from supportive shareholders and other sources when required as evidenced by the Company securing the Madryn Credit Facility on July 14, 2022.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumptions were not appropriate. If the going concern basis was not appropriate for the condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the condensed interim consolidated statements of financial position classification used, and these adjustments may be material.

Changes in Significant Accounting Policies

The IASB has issued the following amendment to the existing standard that will become effective for periods beginning on or after January 1, 2023:

•	IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes.

The Company is currently assessing the impact of the pronouncement and does not expect the amendment to the existing standard to have any material impact on the Company’s consolidated financial statements.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Report, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company’s Common Shares are listed for trading on the Nasdaq under the symbol “GBNH” and on the TSX under the symbol “GTMS”.